Filed by Natura Holding S.A.

 Pursuant to Rule 425 of the Securities Act of 1933

Subject Company:

 Avon Products, Inc.

 (Commission File No.: 1-4881)

The following communications were made available by Natura Cosméticos S.A. on posts on LinkedIn on May 23, 2019:

Natura &Co and Avon unite forces to create a global group of beauty, leader in direct relationship with the consumer. The inclusion of Avon in a portfolio that already has Natura, The Body Shop and Aesop will expand the group's capacity to serve its consumers worldwide, through our consultants and representatives, retail stores, digital platforms and e-commerce. #PorUmMundoMaisBonito #PraCegoVer: Video with colorful photos of perfumery products, personal care and makeup of each of the three brands alternate with images of women smiling and moving. At the end, the hashtag #PorUmMundoMaisBonito.

For more than a century, it Avon has been a pioneer in the direct sale and empowerment of women. It was already a social network even before this expression existed; From now on, this business model evolves towards social selling. Amplifying the power of digitization will allow Natura &Co not only delivering products and consulting, but advance in our common causes, creating possibilities for women to conquer their financial independence and increase their self-esteem. #PorUmMundoComMaisRelações #PraCegoVer: Video begins with four hands intertwined; Natura & Co and Avon logos appear in the first plan. Begins a sequence of scenes: close of a makeup eye; Natura Ekos Castanha Products; Natura Beauty Consultants, mother and daughter, embrace; Avon Red lipsticks; Seller of the Body Shop applying product to customer; Product photo of the Tea Tree line The Body Shop; Black woman dances in a whirring with a red man; Photo of Avon's vitamin C Renew bottle. The following #PorUmMundoComMaisRelações appears in the foreground; at the bottom are two women. In the sequence, an AESOP facial liquid soap appears. To conclude, a mother touches the chin of her newborn baby with the tip of her nose. Next, the logos of Natura & Co, Natura, Avon, The Body Shop and Aesop appear.

By joining forces, we will broaden our efforts to generate social, environmental and economic value. We believe that business can be a force for good and, together, we will continue to seek to build not just another large group in the world, but a group of global beauty oriented by purpose, dedicated to being the best FOR the world. #PorUmMundoMaisJusto #PraCegoVer: Video begins with aerial view of trees of a forest; in the first plane, Natura logos emerge &Co + Avon, e inicia-se uma sequência de cenas: mulher negra sorri em meio à plantação; natura ekos Castanha products; two boys jump from tree in a river; Droplet falls on liquid surface creating a ripple; Photo of Red lipsticks Avon; Anita Roddick, founder of The Body Shop, raises a poster in a parade; Woman carries active biodiversity in a basket; Tea Tree product photo from The Body Shop; One hand collects assets in a river; White woman with curly hair, wrapped by a pink veil, reveals illustration of the symbol of breast cancer prevention. Photo arises from the vitamin C Renew bottle, from Avon and #PorUmMundoMaisJusto in the foreground, followed by a photo of an AESOP facial liquid soap. The video closes with the scene of a woman with megaphone in feminist manifestation, followed by the logos of the brands..

NO OFFER OR SOLICITATION

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Natura Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Avon and a prospectus of Natura. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to shareholders of Avon. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents that Natura and/or Avon may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the joint proxy statement/prospectus, as well as other filings containing information about Natura and Avon, will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Natura’s website at www.NaturaeCo.com. Copies of the joint proxy statement/prospectus can be obtained, when available, without charge from Avon’s website at www.AvonWorldwide.com.

PARTICIPANTS IN THE SOLICITATION

Natura and Avon, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the directors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019. These documents can be obtained free of charge from the sources indicated above.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a result of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Natura’s and Avon’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict these events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Natura nor Avon has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more costly or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of the announcement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with the transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (i) the diversion of management time on transaction-related issues; (j) the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019; and (l) those risks described in Item 1A of Avon’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.